UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36897

FIRSTSERVICE CORPORATION

(Translation of the registrant’s name into English)

1255 Bay Street, Suite 600

Toronto, Ontario, Canada

M5R 2A9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 25, 2020, FirstService Corporation (“FirstService”) filed the following documents on FirstService’s SEDAR profile at www.sedar.com, which are furnished as exhibits hereto:

Exhibit	Title

99.1	Stock Purchase Agreement

99.2	Registration Rights Agreement

99.3	Material Change Report, dated May 25, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRSTSERVICE CORPORATION

Date: May 26, 2020	By:	/s/ Jeremy Rakusin
Name: Jeremy Rakusin
Title: Chief Financial Officer